Ms. Joyce Sweeney

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549, United States

From:	Alex Valdes, Chief Financial Officer of T Stamp Inc.
Date:	November 22, 2022
Subject:	Responses to SEC Comment Letter dated October 27, 2022 (T Stamp Inc. S-1)

Dear Ms. Sweeney,

Please see the following responses to address the comment letter dated October 27, 2022, regarding the Registration Statement on Form S-1 of T Stamp Inc. (the “Company”). Thank you.

1.	Comment (Cover Page, page 3): We note your disclosure that "This prospectus also covers any additional shares of Class A Common Stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the Warrants issued to the Selling Stockholders by reason of stock splits, stock dividends, and other events described therein." Please revise to track the language of Rule 416 of the Securities Act of 1933. Alternatively, confirm your understanding that Rule 416 covers only securities issuable pursuant to transactions like those specified in Rule 416 and would not, for example, cover stock issuable as a result of a market-based conversion formula. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 213.02.

Response (Cover Page, page 3): The Company has amended its prospectus to include additional clarification on the securities included in the offering and to track the language of Rule 416 of the Securities Act of 1933.

2.	Comment (Risk Factors, page 13): We note from your December 31, 2021 Form 10-K and subsequent Forms 10-Q that, in connection with the audit of your financial statements for the year ended December 31, 2021, your independent auditor identified material weaknesses in your internal control over financial reporting. Please revise to include a risk factor regarding such weaknesses. Also, describe the material weaknesses, the steps that have been taken or will be taken to remediate such weaknesses and the timing of such remediation activities.

Response (Risk Factors, page 13): The Company has amended its prospectus to include the requested risk factor, and also to describe the material weaknesses and the steps that have been taken to remediate such weaknesses.

3.	Comment (Risk Factors, page 13): Your disclosure that you are controlled by your officers and directors is inconsistent with the disclosure in the beneficial ownership table. Please advise or revise.

Response (Risk Factors, page 13): The Company has amended its prospectus to remove this statement in the risk factor summary.

4.	Comment (Selling Stockholders, page 25): Please identify whether the selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of securities being offered by a broker-dealer must identify the broker-dealer as an underwriter if the securities were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.

Response (Selling Stockholders, page 25): The Company has confirmed with Armistice Capital Master Fund Ltd. that it is not affiliated with or under common control with a registered broker-dealer.

5.	Comment (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 30): We note that your presentation of the non-GAAP measure called "Gross revenues" adjusts GAAP revenues recognized on a net basis to add back third party costs rebilled to clients and thus presents revenue on a gross basis. This non-GAAP measure appears to substitute individually tailored revenue recognition and measurement methods for those of GAAP. Please revise to remove this non-GAAP measure or advise. Similar revisions should be made to your Form 10-Q and Form 10-K filings. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs) and Rule 100(b) of Regulation G.

Response (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 30): The Company acknowledges the above comment and respectfully advises the staff of the SEC that it believes its presentation of non-GAAP measure of gross revenues does not constitute individually tailored revenue recognition. Further, we believe this measurement, which is consistent with the Company’s internal consideration of account revenues, is useful and meaningful for investors.

Pursuant to Rule 100(b) of Regulation G, use of non-GAAP measures should not be misleading. Certain types of non-GAAP disclosures have previously been found to be misleading, including:

●	Excluding normal, recurring cash operating expenses necessary for business operations;

●	Presenting information inconsistently between periods;

●	Excluding certain nonrecurring charges but not excluding nonrecurring gains; and

●	Presenting information based on individually tailored accounting principles, such as those that exclude normal, recurring cash operating expenses.

Further, question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations provides:

Question: A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?

Answer: No. Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.

Here, the Company believes that the add back of third party costs rebilled to clients as a result of its web hosting service does not fall under any of the above, or similar misleading disclosures.

The Company’s outsourced web hosting service allows our customers to access the Company’s custom or semi-custom-built platform of microservices. The web hosting infrastructure is designed, implemented, and maintained by the Company. This service is the bridge between the Company's products and customers, and without such a service, our customers would not be able to derive any benefits from the platform or microservices that they have purchased from the Company. Therefore, the Company passes all outsourced web hosting charges through to certain customers in the amount determined by the web hosting provider, and these charges appear in aggregate separately on the Company’s customer invoices. As such, these charges are not normal, recurring cash operating expenses, but expenses that are directly related to the specific customer’s activity with the Company.

Furthermore, since the Company passes its outsourced web hosting charges through to its end customers, the revenues and costs are equivalent and offsetting; therefore, they have no impact on the Company’s GAAP gross profit. In several customer revenue contracts, the Company charges an additional percentage fee (“upcharge”) on top of the cost of outsourced web hosting fees, but per the Company’s interpretation of ASC 606-10-55-36 through 55-40, the Company has taken a conservative approach to not include these billings as a part of Net Revenue, but instead, to reduce the Cost of Sales in the financial statement presentation under GAAP. In other customer revenue contracts, the aggregate costs related to designing, implementing, maintaining, and using web hosting services are included in the total license fee and therefore are recorded as Net Revenue.

In managing business operations, the Company includes outsourced web hosting charges as revenue to assess the return on investment of the Company’s product platforms as well as the growth in total billable customer activity within the comparative periods. As a result, the Company internally utilizes the non-GAAP Gross Revenue metric, which includes the aforementioned pass-through outsourced web hosting charges. The Company believes that this internal metric is important information to share with investors as it provides a representation of the Company’s core operational performance, allowing investors to evaluate the performance of the Company on a comparable basis across periods.

Additionally, when the Company evaluates non-GAAP Gross Revenue, the related outsourced web hosting costs remain in the GAAP Cost of Sales, therefore resulting in no change to the GAAP measures of profitability such as Gross, Operating, and Net Profits. Based on the foregoing, the Company believes that its presentation of non-GAAP Gross Revenue provides additional transparency as to the magnitude of the Company’s customer activity and is not substituting an individually tailored measurement method to replace those measurement methods under GAAP when viewed in the context with the information accompanying that measure.

6.	Comment (The Company's Business, Our Markets, page 51): Please clarify in which markets you intend to operate, describe the nature of the services you intend to provide within each market and the types of customers you anticipate engaging in each market. In this regard, we note that your current disclosure identifies market opportunities but does not explain how your product specifically relates to each potential market. Refer to Item 101(h)(4)(1) of Regulation S-K.

Response (The Company's Business, Our Markets, page 51): Please see the amended Registration Statement on Form S-1 with revised disclosures under “The Company's Business, Our Markets” as requested by the comment above.

7.	Comment (Key Customers, page 56): We note that you generated substantially all of your revenue from two customers. Please identify and discuss the material terms of your purchase or other agreements with these customers including the term and termination provisions. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response (Key Customers, page 56): Item 101(h)(4)(vi) of Regulation S-K requires discussion of the business of the Company, and to the extent material, for the understanding of the Company, discussion of its dependence on a few major customers. Here, the Company already provides a detailed discussion of its key customer relationships beginning on page 56, which is supplemented by disclosure of the Company’s discussion of its limited customer base in its risk factors on page 17 and the discussion of net revenue attributable to specific customers on page 33. As such, the Company believes it is meeting its disclosure requirements under Item 104(h)(4)(vi). Nonetheless, the Company has added additional disclosures regarding the term and termination provisions of its TSA with Mastercard in response to the comment above.

8.	Comment (Certain Relationships and Related Party Transactions, page 79): Please include a brief discussion of the director nomination rights agreement with FSH Capital. Refer to Item 404(d) of Regulation S-K.

Response (Certain Relationships and Related Party Transactions, page 79): The Company has added disclosure under “Certain Relationships and Related Party Transactions” regarding the FSH Capital’s right to nominate a director of the Company. The Company notes that this right does not emanate from a formal written agreement, but was subsequently memorialized by a resolution of the Board of Directors of the Company on August 22, 2018.

9.	Comment (Certain Relationships and Related Party Transactions Employment Agreements with Gareth Genner, Andrew Gowasack, Andrew Scott Francis, and Alex Valdes, page 80): Please file the employment agreements with Messrs. Francis and Valdes as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response (Certain Relationships and Related Party Transactions Employment Agreements with Gareth Genner, Andrew Gowasack, Andrew Scott Francis, and Alex Valdes, page 80): Please see the updated Registration Statement on Form S-1, which includes these exhibits that were mistakenly omitted from the initial filing.

10.	Comment (Exhibits): Please revise the opinion of counsel to state that the 975,000 shares that are issued and outstanding are legally issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response (Exhibits): A revised opinion of counsel responding to the above comment has been included as an exhibit to this amended S-1 filing.

Thank you for your consideration of this matter. If you have any further questions, I may be reached by email at avaldes@truststamp.ai, and our counsel, Andrew Stephenson, may be reached at andrew@crowdchecklaw.com.

Sincerely,

/s/Alex Valdes

Alex Valdes

Chief Financial Officer

T Stamp Inc.